April 10, 2025

Tony Sage
Executive Chairman
Critical Metals Corp.
c/o Maples Corporate Services (BVI) Limited
Kingston Chambers, PO Box 173, Road Town
Tortola, British Virgin Islands

       Re: Critical Metals Corp.
           Registration Statement on Form F-3
           Filed April 2, 2025
           File No. 333-286326
Dear Tony Sage:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jason Rocha